Exhibit 3.1

THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF MNG

HAVAYOLLARI VE TAŞIMACILIK ANONİM ŞİRKETİ

INCORPORATION

Article 1

A joint-stock company has been incorporated by the founders, whose names, surnames, nationalities, and addresses are provided below, in accordance with provisions of the Turkish Commercial Code concerning the instantaneous incorporation of joint-stock companies.

NO.	NAME AND SURNAME-TITLE OF THE FOUNDER	RESIDENTIAL ADDRESS	NATIONALITY
1	MNG Holding A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
2	Günal İnşaat Ticaret ve Sanayi A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
3	Mapa İnşaat ve Ticaret A.Ş.	Uğur Mumcu Cad. No:88 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
4	Ayşegül ÖZKAPLAN	Portakal Çiçeği Sok. No:46/5 Çankaya/ANKARA	REPUBLIC OF TURKEY
5	Doğan AYAN	Bardacık Sok No:92/7 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
6	Ahmet Serdar ÖZKAZANÇ	Çayhane Sok. No:25/2 Gaziosmanpaşa/ANKARA	REPUBLIC OF TURKEY
7	Hasan Tayyar ARICA	Manolya Sok. No:5/7 Dikmen/ANKARA	REPUBLIC OF TURKEY

TRADE NAME OF THE COMPANY

Article 2

The trade name of the Company is “MNG Havayolları ve Taşımacılık Anonim Şirketi”.

PURPOSE AND FIELD OF ACTIVITY OF THE COMPANY

Article 3

The Company was established for the purpose of special scheduled and/or charter passenger, tourist, worker and cargo aircraft transportation within Turkey and/or between Turkey and foreign countries or two foreign countries. The company may engage in all kinds of ancillary and auxiliary activities and may operate in the following business scopes in order to realize its field of activity.

a)    The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad related to aircrafts and their operation and/or lease the same. The Company may directly operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes on a special scheduled basis and/or on a charter basis. The Company may carry passengers, tourists, workers and bulk (cargo) or rent these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

b)    The Company may carry out import, export and transit transportation transactions related to its purpose and field of activity.

c)    The Company may open and operate general and private warehouses where imported and exported goods are placed under customs supervision. The Company may open storehouses and warehouses. The Company may purchase and lease land, sea and air vehicles for these works. The Company may install, lease and operate fuel stations, maintenance and repair shops for these vehicles.

d)    The Company may establish warehouses for the preservation of foodstuffs and establish and operate cold stores.

e)    The Company may open and operate a warehouse for the storage of valuable items.

f)    The Company may provide logistics services such as picking up a product from the factory where it is manufactured, transportation, customs clearance, storage and delivery to the purchaser.

g)    The Company may provide Air Taxi Transportation operations and services. The Company may purchase all kinds of vehicles, equipment, materials and spare parts in Turkey and abroad necessary for air taxi transportation and/or lease the same. The Company may operate the aircraft it has purchased or leased under Turkish registration within Turkey and/or between Turkey and foreign countries or between two foreign countries or only on international routes. The Company may lease these aircraft to Turkish or foreign companies on the basis of specific flights, seats or duration.

h)    The Company may provide ground operation services such as loading and unloading company aircraft at airports.

i)    The Company may provide intermediary services in the purchase, sale and rental of spare parts and components related to aircraft.

j)    The Company may open branch offices, agencies, representation offices, offices, maintenance stations, passenger and freight transportation and services, and ground operation services for domestic and foreign companies, in relation to its purpose and field of activity. The Company may provide all kinds of ground operation services for domestic and foreign airlines and may establish and operate fuel supply services, or have Turkish and foreign companies perform these works with private agreements. The company may undertake such services of other domestic and foreign companies operating in its own field of activity through agreements.

k)    The company may establish new companies related to its field of activity or indirectly benefiting its field of activity. The company may participate in established domestic or foreign companies, acquire stocks and partnership shares, and perform transfer and merger transactions with companies operating in its own field of activity. The Company may sell, transfer and pledge the securities it owns or pledge such securities as collateral in various ways.

l)    The Company may purchase movables, real estate and all kinds of goods in order to achieve its purpose and field of activity. The Company may carry out all kinds of transactions on its real estate. The Company may sell them to real or legal persons, exchange them, rent them partially or completely, operate, unite, allocate and distribute them. The Company may perform all kinds of corrections due to changes (such as demolition, construction) on real estate. The Company may establish construction servitude and condominium. The Company may convert the construction servitude into condominium ownership. The Company may carry out all kinds of transactions related to them (such as issuing lists, preparing management plans, determining land shares) and may issue and register all kinds of documents that may be requested by the Land Registry Offices. The Company may establish a mortgage, especially the real rights, on the real property belonging to the Company or third parties for the debts of the Company or third parties, and revoke the mortgage. The Company may establish a commercial enterprise pledge on the securities belonging to the Company. The Company may also be a guarantor for the debts of the Company or third parties and may accept the surety of third parties and receive mortgages and all kinds of guarantees for its receivables.

m)    The Company may obtain concessions, permits, patents and/or patent rights and licenses related to its field of activity. The Company may own all kinds of intangible rights such as brands, models, pictures. The Company may execute know-how, technical assistance, repair and maintenance agreements with foreign companies, and may employ foreign employees.

n)    The Company may obtain and borrow all kinds of loans in short, medium and long terms from banks and similar organizations.

o)    The Company may open all kinds of private education institutions related to its field of activity.

p)    Except for the aforementioned business scopes, the Company may enter into other works that may be deemed beneficial and necessary in order to achieve the purpose and field of activity of the Company in the future, upon the proposal of the Board of Directors and the resolution of the General Assembly.

HEADQUARTERS AND BRANCH OFFICES OF THE COMPANY

Article 4

The registered office of the Company is in İstanbul. Address: WOW Convention Center İDTM 34149 Yeşilköy- Bakırköy/İSTANBUL. For the change of the address, the new address is registered at the trade registry and announced at the Turkish Trade Registry Gazette. It is also notified to the Ministry of Industry and Trade. For the Company that fails to register its new address after leaving the registered and announced address, this situation would be deemed as a reason for termination. The Company may open branches in Turkey and abroad, provided that it notifies the Ministry of Industry and Trade.

DURATION OF THE COMPANY

Article 5

The duration of the Company is indefinite from the date of registration and announcement. This duration may be shortened by obtaining permission from the Ministry of Industry and Trade and by amending the Articles of Association.

CAPITAL AND SHARES

Article 6

The Company has adopted the registered capital system as per the provisions of the Turkish Commercial Code and switched to the registered capital system with the permission of the Directorate General of Domestic Trade of the Ministry of Commerce dated 03.03.2023 and numbered E-50035491-431.02-00083285733. The ceiling of the registered capital of the Company is TRY 197,500,000 (one hundred ninety-seven million five hundred thousand Turkish Liras).

The issued share capital of the Company is TRY 39,500,000 (thirty-nine million five hundred thousand Turkish Liras) and is divided into 39,500,000 (thirty-nine million five hundred thousand) registered shares, each with a nominal value of TRY 1 (one Turkish Lira) and has been fully paid without collusion.

The Company’s capital may be increased or decreased whenever necessitated as per the provisions of the Turkish Commercial Code.

The allocation of the issued capital of the Company between the shareholders of the Company is as follows:

Shareholder	Share Group	Number of Shares	Amount of Shares (TL)	Shareholding Percentage (%)
Günal İnşaat Ticaret ve Sanayi Anonim Şirketi	B	7,468,000	7,468,000	18.91
Mapa İnşaat ve Ticaret Anonim Şirketi	A	1	1	0.000002
	B	29,328,012	29,328,012	74.249998
Mehmet Nazif Günal	B	1,303,987	1,303,987	3.30
MNG Holding Anonim Şirketi	B	215,000	215,000	0.54
Ali Sedat Özkazanç	B	1,185,000	1,185,000	3.00
TOTAL		39,500,000	39,500,000	100

The authorization for the ceiling of registered capital permission given by the Ministry of Commerce shall be valid for the years 2023 through 2027 (5 years). If the permitted registered capital ceiling is not reached by such date (at the end of the year 2027), in order for the board of directors to pass a resolution for capital increase after the end of 2027, articles of association shall be amended in the general assembly in order to authorize the board of directors for a new term which shall not exceed 5 (five) years. In case of failure to obtain such authorization, the Company shall be deemed to exit the registered capital system.

The Board of Directors is authorized, at times it deems required, to pass resolutions on matters regarding increase of the issued capital through issuance of new shares, provided that the registered capital ceiling is not exceeded, and restriction of shareholders’ right to acquire new shares, in accordance with the provisions of the Turkish Commercial Code. The authority to restrict acquisition of new shares may not be exercised in a manner to cause inequality among the shareholders.

Following the capital increase as per the provisions of this article, the new version of the article regarding the Company’s capital of the articles of association showing the issued capital shall be registered with the Trade Registry by the Board of Directors and announced in the Turkish Trade Registry Gazette. Capital increases announced in the Turkish Trade Registry Gazette shall also be published on the Company website.

Except for (i) the legal or arbitrary share transfers to be made by the shareholder who owns A Group Shares to his or her first or second degree relatives; or (ii) share transfers whereby A Group Shares are transferred to a domestic or overseas legal entity whose management is controlled by the immediate blood relatives or second degree relatives of the shareholder who owns A Group Shares, in the event that any of the A Group Shares are transferred to a third party or listed in any stock exchange, the privileges on such shares shall automatically terminate and such shares shall be deemed to have been automatically converted into B Group Shares as of the date of such share transfer.

SHARE CERTIFICATES

Article 7

All the share certificates of the Company shall be issued as nominative share certificates.

Share certificates can be printed as various denominations.

BOARD OF DIRECTORS and its DURATION

Article 8

The Board of Directors consists of 7 members. The term of the Board of Directors is between 1 - 3 years. The Board of Directors is elected for 3 years.

ELECTION CONDITIONS AND MEETINGS OF THE BOARD OF DIRECTORS

Article 9

Five (5) members of the Board of Directors consisting of seven (7) members are elected by the General Assembly from among the candidates nominated by the majority of the shareholders holding A Group Shares.

three (3) members of the Board of Directors shall be elected as independent board members. Regarding the necessary requirements to be fulfilled by the independent board members, maximum compliance will be ensured with the terms and provisions in the corporate governance principles of the Capital Markets Board.

If a legal entity is elected as a member of the board of directors, one real person determined by the legal entity shall be registered and announced on behalf of the legal entity together with such legal entity; in addition, the registration and announcement shall be immediately announced on the Company’s website. Only such registered person may attend and vote in the meetings on behalf of the legal entity.

In the event that a board membership becomes vacant for any reason or if the independent board member ceases to be independent, the board of directors shall temporarily appoint a person possessing the legal requirements and submit the same to the approval of the first general assembly in line with the provisions of the Turkish Commercial Code and capital markets legislation. The temporary member to be elected by the board of directors shall be determined in accordance with the allocation of the members mentioned in the first paragraph of this Article. Member so appointed shall serve until the general assembly meeting that such member is submitted for approval and if approved, complete the term of office of his predecessor.

Each year, the chairman and the vice chairman to act as the chairman’s proxy when he is absent shall be elected from amongst the nominees to be nominated by the majority of the shareholders holding A Group Shares.

The board of directors shall establish Audit Committee, Early Detection of Risk Committee and Corporate Governance Committee. Composition, duties and working principles of such committees shall be governed by the Turkish Commercial Code, the Capital Markets Law and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.

Board members are appointed for a maximum term of 3 (three) years. Term of office of each Board member shall terminate upon expiry of its term of office or upon its resignation, loss of legal capacity, death or receipt of the written notice dismissing such member from duty. Unless dismissed, board members whose terms of office expires may be re-elected.

If one of the Board members is declared bankrupt or if a Board member’s capacity is restricted or a member ceases to possess the legal requirements necessary for membership or qualifications envisaged in the articles of association, such person’s membership shall automatically terminate without need for any further procedure.

Even if they had been appointed in the articles of association, board members may always be dismissed prior to the expiry of their term of office upon a resolution of the general assembly in case of presence of a relevant item in the agenda or if there is no relevant item in the agenda, in case of presence of a just cause. A legal person who is a Board member may replace the person registered on its behalf, at any time. Members who are dismissed are not entitled to claim compensation.

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however, all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic meeting system that will allow the beneficiaries to attend the meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained.

Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present.

THE REPRESENTATION OF THE COMPANY AND TASK DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

Article 10

The representation of the Company belong to the Board of Directors against others.

The Board of Directors may assign its power of representation to one or more executive member(s) or third parties as directors. Minimum one member of the Board of Directors must have the power of representation. (Article 370 of the Turkish Commercial Code)

The Board of Directors shall issue an internal directive pursuant to Article 367 of the Turkish Commercial Code and may transfer the management partially or completely to one or more members of the Board of Directors or to a third party.

In order for the documents to be delivered and agreements to be concluded by the Company to be valid, they shall bear the signature of the authorized signatory of the Company, which shall be appended under the trade name of the Company.

GENERAL ASSEMBLY

Article 11

The General Assemblies are convened regularly and extraordinarily. The ordinary General Assemblies are gathered within 3 months after the end of the financial year of the Company at least once in a year, and the extraordinary General Assemblies gather in circumstances and cases where necessitated by the businesses of the Company.

At the General Assembly Meetings, the voting rights of the shareholders shall be determined by proportioning the total value of the nominal value of the shares that the respective shareholder possesses, to the total value of the Company’s nominal capital. The shareholder may attend the General Assembly meetings personally or send a representative who is or is not a shareholder.

At the General Assembly Meetings, the issues mentioned in article 409 of the Turkish Commercial Code are negotiated and the necessary decisions are made. The quorum for the meetings and the resolutions are subject to the provisions of the Turkish Commercial Code.

The General Assembly may convene at the headquarters or any convenient places.

The beneficiaries who are entitled to attend the general assembly meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Regulation on General Assemblies to be Held in Electronic Environment in Joint Stock Companies, the Company may establish an electronic general assembly system that will allow the beneficiaries to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all general assembly meetings to be held, in accordance with this provision of the articles of association, it shall be ensured that the beneficiaries and their representatives can exercise their rights specified in the provisions of the aforementioned Regulation through the established system.

ANNOUNCEMENTS

Article 12

Announcements of the company shall be made in accordance with the provisions of the fourth paragraph of Article 35 of the Turkish Commercial Code.

The announcements regarding the calling of the General Assembly to the meetings are obligated to be made at least two weeks in advance excluding the days of the meeting in accordance with Article 414 of the Turkish Commercial Code.

ACCOUNTING PERIOD

Article 13

The accounting period of the Company shall start on the first day of January of each year and shall end on the last day of December of the same year. However, for the year that the Company is incorporated, the accounting period shall start on the day on which the company’s establishment was finalized and it shall end on the last day of December of the same year.

DETERMINATION OF PROFIT and DIVIDEND PAYMENTS

Article 14

The net profit of the Company is the balance remaining after all the expenses are deducted from the total income determined at the end of the activity period. a) The general legal reserve of 5% is set aside from the net profit for the period until it reaches 20% of the paid-in capital each year. b) 5% of the remaining amount is distributed to the shareholders as dividend. The General Assembly is authorized to decide to set aside as legal reserves or to distribute partially or completely the amount remaining from the net profit following the deduction of the amounts stated in subparagraphs (a) and (b). The general assembly may distribute advance dividend to shareholders within the framework of the relevant legislation. The provisions of the relevant legislation shall be applied to the calculation and distribution of the advance dividend.

RESERVE FUND

Article 15

The provisions of Articles 519 and 523 of the Turkish Commercial Code are applied to the contingency reserves spared by the Company.

LEGAL PROVISIONS

Article 16

The provisions of the Turkish Commercial Code shall apply to matters which are included in this Articles of Association.

ISSUANCE OF SECURITIES AND CAPITAL MARKET INSTRUMENTS

Article 17

Provided that the provisions of the Turkish Commercial Code, Capital Markets Law and legislations regarding thereto are complied with, the Company may issue all kinds of capital markets instruments to be sold to real and legal persons in and out of Turkey.

Provided that the provisions of the Capital Markets Law and the applicable capital market legislation regarding thereto are complied with, the Board of Directors of the Company has the authority to issue all kinds of capital markets instruments including bonds, commercial papers, convertible bonds, exchangeable bonds and other capital markets instruments which are deemed as debt instruments.

The board of directors is authorized in relation to determination of issuance and maximum amounts, types, maturities, interests and other requirements as to the issuance and authorization of the management regarding these matters as per the Capital Markets Law.